August 18, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	Gibraltar Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 0-22462
Dear Mr. Cash:
     We are submitting this letter in response to your letter dated August 5, 2010 addressed to our Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (“Company”). For your convenience the Staff’s comments are set forth in bold italics followed by our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Note 5. Goodwill and Related Intangible Assets, page 59
1.	It appears that you have reporting units for which the estimated fair values are not substantially in excess of their carrying values. As such, please provide the following disclosures in future filings for each reporting unit, similar to the information you provided supplementally in your response to prior comment one.
•	The percentage by which fair value exceeds carrying value as of the most recent step-one test.

•	The amount of goodwill allocated to each reporting unit.

•	A description of the significant assumptions that drive the estimated fair value.

•	A discussion of the uncertainties associated with the key assumptions. For example, a discussion of the assumptions you reference in your discounted cash flow model that deviate from your actual historical results.

•	A discussion of potential events, trends and/ or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.
Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
Response
In future filings, the Company will make the enhanced disclosures described above for each reporting unit with an estimated fair value not substantially in excess of its carrying value, similar to the information provided supplementally in our response to prior comment one.

2.	We note your response to prior comment two however it is not clear to us if or how you consider the “Others” category in your overall assessment of goodwill impairment. In this regard, it appears that your implied control premium would be substantially higher if you assessed the company as a whole in comparing your net book value with your market capitalization. Please advise.
Response
As a part of our goodwill impairment test, we compared our implied control premium to implied control premiums of recent transactions in the marketplace for similar entities to ensure that the estimated fair value of our reporting units was reasonable. The implied control premium was calculated by comparing (i) the estimated fair value of the consolidated entity (defined as the sum of the fair value of the reporting units) less net debt to (ii) the Company’s market capitalization. We believe our methodology as described above is an appropriate method for calculating an implied control premium as it considers both our estimated fair value of equity as determined by standard valuation techniques and the market value of our equity as determined by quoted market prices of our publicly-traded equity securities. We reduced the estimated fair value of the consolidated entity by net debt outstanding to ensure we only compared our estimated fair value of equity as determined in our goodwill impairment test to market capitalization. We believe that it is reasonable to expect that a market participant would pay a premium to obtain a controlling interest in our consolidated Company. We believe that the market price of our publicly-traded equity securities only reflects what a buyer would pay for a non-controlling ownership interest in our consolidated Company.
We did not compare our net book value with our market capitalization as a part of our 2009 goodwill impairment tests other than to consider whether the net book value being in excess of market capitalization was an indicator of impairment at interim dates. The net book value of the Company reflects the carrying values of assets and liabilities recorded in accordance with U.S. generally accepted accounting principles. Those principles require the recording of assets and liabilities with several different measurement attributes (e.g. historical cost, amortized cost, fair value, etc.) depending upon their nature. Further, we observed that assets and liabilities reflected in the Company’s net book value also have different impairment tests (e.g. a change in fair value test, as is required for indefinite-lived intangible assets, a recovery test, as is required for long-term finite-lived assets, or a lower of cost or market test, as is required for inventory). As such, we respectfully submit that the net book value of the Company is not a meaningful proxy for the determination of fair value. “Fair value,” as defined in Topic 820 of the Financial Accounting Standards Board’s Accounting Standards Codification, is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. We believe that market participants, consisting of potential buyers of our reporting units, would consider standard valuation techniques, based on assumptions such as recent transactions in the marketplace for similar entities and estimates of future cash flows, to be the most relevant factors in determining the fair value of the Company’s equity or reporting units. Therefore, we believe that net book value is not a meaningful measure in this circumstance due to recognition and impairment requirements, and further, that it does not consider the perspective of market participants. Accordingly, we respectfully submit that reconciling market capitalization to our net book value would not provide a meaningful comparison that would support the reasonableness of our goodwill impairment test.
The estimated fair value of the consolidated entity was determined by aggregating the estimated fair value of all our reporting units. As a result of aggregating all the Company’s reporting units, including reporting units identified as “Others” in our previous comment letter response dated July 29, 2010, we were able to calculate an estimated fair value of the Company as a whole by summing the fair values of all reporting units. As of the October 31, 2009 goodwill impairment test, we determined the estimated fair value of the Company was $677.9 million as detailed in our previous comment letter response dated July 29, 2010. All of the Company’s forecasted cash flows and material risks were considered in the valuation of each reporting unit to ensure we determined an estimated fair value for the Company as a whole for comparison to the Company’s market capitalization when calculating our implied control premium and assessing the reasonableness of our implied control premium. Accordingly, the estimated fair value of the consolidated entity includes all eleven reporting units that have allocated goodwill plus the reporting units that do not have goodwill which we identified as “Others” in our previous comment letter response dated July 29, 2010.
As a result of the reasonableness of the implied control premium which was calculated and described to you in our previous comment letter response dated July 8, 2010 and in consideration of the other information provided in our previous comment letter responses dated July 8, 2010 and July 29, 2010, we concluded that the estimated fair values for all of the Company’s reporting units were reasonable.

In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing fully responds to the Staff’s comments. Please contact me if you require additional information.
Respectfully submitted,
/s/ Timothy J. Heasley
Timothy J. Heasley
Senior Vice President, Corporate Controller, and Secretary

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